Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-10 of Emera Incorporated, No. 333-211741) of our report dated February 10, 2017, with respect to the consolidated financial statements of Emera Incorporated, incorporated by reference in this Annual Report (Form 40-F) for the year ended December 31, 2016.

/s/ Ernst & Young LLP
Halifax, Canada	Chartered Professional Accountants
March 9, 2017	Licensed Public Accountants